UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

ACFN Franchised Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

California

Date of Organization:

October 3, 2002

Physical Address of Issuer:

4 North 2nd Street Suite 1240 San Jose, CA 95113

Website of Issuer:

www.atmfranchise.com and www.acfn-solutions.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of a) six percent (6%) of any amounts raised up to two million dollars ($0 - $2,000,000) in the offering to the Intermediary, b) four percent (4%) of any amounts raised exceeding two million dollars but not exceeding four million dollars ($2,000,000.01-$4,000,000) in the offering to the Intermediary, and c) three percent (3%) of any amounts raised exceeding four million dollars but not exceeding five million dollars ($4,000,000.01-$5,000,000) in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one and one-half percent (1.5%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$5,000,000

Deadline to reach the Target Offering Amount:

April 20, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

18

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$1,734,858	$1,373,843
Cash & Cash Equivalents	$1,153,502	$563,996
Accounts Receivable	$23,618	$52,271
Short-term Debt	$1,710,489	$1,662,493
Long-term Debt	$1,006,315	$1,091,131
Revenues/Sales	$12,703,113	$9,106,113
Cost of Goods Sold*	$10,714,394	$7,393,088
Taxes Paid	$800	$2,790
Net Income	$613,345	($1,212,513)

*Cost of revenues in the Company's financial statements

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

ACFN Franchised Inc.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR

WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Subscription Amount is $150 and the Maximum Individual Subscription Amount is $500,000. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by April 20, 2023 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/acfn (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties resulting in gross proceeds to the Company of not less than $5,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Company.

Conversion Upon the First Equity Financing (Early Investors)

FIRST TRANCHE: FOR THE FIRST $1,000,000 OF AGGREGATE SUBSCRIPTIONS IN THE OFFERING:

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, each investor who invests during the first tranche of the Offering, which includes the initial subscriptions amounting up to and including a sum of $1,000,000.00 USD, will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Subscription Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $28,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price for Early Investors**".

Conversion Upon the First Equity Financing (Standard Investors)

SECOND TRANCHE: FOR THE NEXT $4,000,000 OF AGGREGATE SUBSCRIPTIONS IN THE OFFERING:

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, each investor who invests during the second tranche of the Offering, which includes all subscriptions from $1,000,000.01 USD to $5,000,000.00 USD, will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the investor paid for the securities (the "**Subscription Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $35,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

OR

(c) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price for Standard Investors**".

A summary of the foregoing terms is set forth below:

Aggregate Amount of Subscriptions	Valuation Cap
$0 - $1,000,000.00	$28,000,000
$1,000,000.01 - $5,000,000	$35,000,000

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing (Early Investors)

For investors who invest during the first tranche of the Offering, which includes the initial subscriptions amounting up to and including a sum of $1,000,000.00 USD, in the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Subscription Amount divided by the quotient of (a) $28,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

Conversion Upon a Liquidity Event Prior to an Equity Financing (Standard Investors)

For investors who invest during the second tranche of the Offering, which includes all subscriptions from $1,000,000.01 USD to $5,000,000.00 USD, in the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Subscription Amount divided by the quotient of (a) $35,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with first priority to holders of Preferred Stock, and then with equal priority and pro rata among (i) the Cash-Out Investors in proportion to their Subscription Amounts, (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock, and (iii) all holders of Common Stock.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Subscription Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with first priority to holders of Preferred Stock, and then with equal priority and pro rata among (i) the Cash-Out Investors in proportion to their Subscription Amounts, (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock, and (iii) all holders of Common Stock.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights unless otherwise provided for by the Company. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any shareholder, equity holder agreements or voting agreements in place except as otherwise set forth in that certain Kerr Family Partnership and Succession Planning Agreement, which sets forth agreements between Jeffrey D. Kerr and Dana Kerr, as shareholders of the Company, with respect to the business, including the proceeds of a future sale of the Company, a buy-sell option, the grant of a right of first refusal, matters concerning estate planning and incapacitation or death of Jeffrey D. Kerr, and dispute resolution and that certain Kerr Family Partnership Voting Agreement and Irrevocable Proxy dated as of July 16, 2020, by and among the Company and Jeffrey D. Kerr and Dana Kerr, the result of which is that Jeffrey D. Kerr has the right to vote, in the aggregate, ninety percent (90%) of the voting shares of the Company and Dana Kerr has the right to vote ten percent (10%) of the voting shares of the Company.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company has granted certain employees a contingent right to receive certain compensation from the Company arising from proceeds from an initial public offering, a sale of the Company, or a sale of all or substantially all of the assets of the Company, and for each of such employee, in an amount ranging from one percent to twenty percent of net proceeds paid to Jeffrey D. Kerr and Dana Kerr in such transaction.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the offering, the issuer shall pay a fee of a) six percent (6%) of any amounts raised up to two million dollars ($0.00 - $2,000,000.00) in the offering to the Intermediary, b) four percent (4%) of any amounts raised exceeding two million dollars but not exceeding four million dollars ($2,000,000.01-$4,000,000.00) in the offering to the Intermediary, and c) three percent (3%) of any amounts raised exceeding four million dollars but not exceeding five million dollars ($4,000,000.01-$5,000,000.00) in the offering to the Intermediary.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to one and one-half percent (1.5%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one and one-half percent (1.5%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

We may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The electronic commerce market is evolving and if it does not grow, we may not be able to sell sufficient services to make our business viable.

The electronic commerce market is a service industry that continues to grow significantly. If the electronic commerce market fails to grow or grows slower than anticipated, or if we, despite an investment of significant resources, are unable to adapt to meet changing customer requirements or technological changes in this emerging market, or if our services and related products do not maintain a proportionate degree of acceptance in this growing market, our business may not grow and could even fail. Additionally, the security and privacy concerns of existing and potential customers may inhibit the growth of the electronic commerce market in general, and our customer base and revenues, in particular. Similar to the emergence of the credit card and automatic teller machine industries, we and other organizations serving the electronic commerce market must educate users that electronic transactions use encryption technology and other electronic security measures that make electronic transactions more secure than paper-based transactions.

If we cannot compete successfully in our industry, we could lose market share and our costs could increase.

Portions of the electronic commerce market are becoming increasingly competitive. We expect to face growing competition in all areas of the electronic payment processing market. New companies could emerge and compete for merchants of all sizes. We expect competition to increase from both established and emerging companies and that such increased competition could lower our market share and increase our costs. Moreover, our current and potential competitors, many of whom have greater financial, technical, marketing and other resources than us, may respond more quickly than us to new or emerging technologies or could expand to compete directly against us in any or all of our target markets. Accordingly, it is possible that current or potential competitors could rapidly acquire market share. We may not be able to compete against current or future competitors successfully. Additionally, competitive pressures may increase our costs, which could lower our earnings, if any.

If we do not adapt to rapid technological change, our business may fail.

Our success depends on our ability to develop new and enhanced services and related products that meet ever changing customer needs. However, the market for our services is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new and enhanced software, service and related product introductions. In addition, the software market is subject to rapid and substantial technological change. To remain successful, we must respond to new developments in hardware and semiconductor technology, operating systems, programming technology and computer capabilities. In many instances, new and enhanced services, products and technologies are in the emerging stages of development and marketing are subject to the risks inherent in the development and marketing of new software, services and products. We may not successfully identify new service opportunities, develop and bring new and enhanced services and related products to market in a timely manner. Even if we do bring such services, products or technologies to market, they may not become commercially successful. Additionally, services, products or technologies developed by others may render our services and related products noncompetitive or obsolete. If we are unable, for technological or other reasons, to develop and introduce new services and products in a timely manner in response to changing market conditions or customer requirements, our business may fail.

Market conditions could negatively impact our business, results of operations, cash flows and financial condition.

The market in which we operate is affected by a number of factors that are largely beyond our control but can nonetheless have a potentially significant, negative impact on us. These factors include, among other things:

- changes in interest rates and credit spreads;
- the availability of credit, including the price, terms, and conditions under which it can be obtained;
- slower growth or recession or reduced consumer spending;
- inflation;
- competition;
- the impact of COVID-19 generally and on the economy and the capital markets, including the measures taken by governmental authorities to address it;
- the actual and perceived state of the economy and public capital markets generally;
- amendments or repeals of legislation, or changes in regulations or regulatory interpretations thereof, and transitions of government, including uncertainty regarding any of the foregoing; and
- the rise of international conflicts.

Changes in these factors are difficult to predict, and a change in one factor could affect other factors, which could result in adverse effects to our business, results of operations, financial condition, and cash flows.

We are subject to franchise laws and regulations that govern our status as a franchisor and regulate some aspects of our franchise relationships. Our ability to develop new franchised shops and to enforce contractual rights against franchisees may be adversely affected by these laws and regulations, which could cause our franchise revenues to decline.

As a franchisor, we are subject to regulation by the Federal Trade Commission (the "FTC") and by domestic and foreign laws regulating the offer and sale of franchises. Our failure to obtain or maintain approvals to offer franchises would cause us to lose future franchise revenues. In addition, domestic or foreign laws that regulate substantive aspects of our relationships with franchisees may limit our ability to terminate or otherwise resolve conflicts with our franchisees.

Further, the FTC and various state laws require that we furnish a franchise disclosure document containing certain information to prospective franchisees, and a number of states require registration of the franchise disclosure document with state authorities. State laws that regulate the franchisor-franchisee relationship presently exist in a substantial number of states, and bills have been introduced in Congress from time to time that would provide for federal regulation of the franchisor-franchisee relationship. The state laws often limit, among other things, the duration and scope of non-competition provisions, the ability of a franchisor to terminate or refuse to renew a franchise and the ability of a franchisor to designate sources of supply. We shall endeavor to make sure that any franchise disclosure document we provide, together with any applicable state versions or supplements, and franchising procedures, comply in all material respects with both the FTC guidelines and all applicable state laws regulating franchising in those states in which we have offered franchises.

Our franchisees could take actions that could harm our business.

Franchisees are independently owned and operated, and they are not our employees. Although we provide certain training and support to franchisees, our franchisees operate their shops as independent businesses. Consequently, the quality of franchised operations may be diminished by any number of factors beyond our control. Moreover, franchisees may not operate in a manner consistent with applicable laws and regulations or in accordance with our standards and requirements. Also, franchisees may not successfully hire and train personnel. Although we believe we currently generally enjoy a positive relationship with our franchisees, there is no assurance that future developments, some of which may be outside our control, may significantly harm our future relationships with existing and new franchisees. In addition, our image and reputation, and the image and reputation of other franchisees, may suffer materially if our franchisees do not operate successfully, or in accordance with our standards and requirements, which could result in a significant decline in our revenues and our profitability.

We may engage in, or be subject to, litigation with our franchisees.

Although we believe we generally enjoy a positive working relationship with our franchisees, the nature of the franchisor-franchisee relationship may give rise to litigation with our franchisees. In the ordinary course of business, we are the subject of complaints or litigation from franchisees, usually related to alleged breaches of contract or wrongful termination under the franchise arrangements. We may also engage in future litigation with franchisees to enforce the terms of our franchise agreements and compliance with our brand standards as determined necessary to protect our brand, the consistency of our products and the customer experience. In addition, we may be subject to claims by our franchisees relating to our franchise disclosure documents, including claims based on financial information contained in those documents. Engaging in such litigation may be costly, time-consuming and may distract management and materially adversely affect our relationships with franchisees. Any negative outcome of these or any other claims could materially adversely affect our business, results of operations or financial condition and may damage our reputation and brand. Furthermore, existing and future franchise-related legislation could subject us to additional litigation risk in the event we terminate or fail to renew a franchise relationship.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone.

If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

ACFN Franchised Inc. is the largest provider of turn-key outsourced ATM services to hotels in the US with more than 1,800 hotels in our portfolio.

The Company is registered and approved to conduct business in forty-six (46) states and sells products and services through the internet throughout the United States.

AFFA Inc. d/b/a "ACFN" was founded in 1996 as a personal ATM operation. Jeffrey Kerr later went on to incorporate ACFN Franchised Inc. ("ACFN") in 2002 and franchised it in 2003. ACFN provides services to 2,700+ businesses in 46 states in collaboration with our network of 220+ franchise owners. Since inception ACFN provided a cumulative $5,000,000,000 of spending power to support and increase sales for our partner businesses. In just the last 12 months a total of $367,566,000 was dispensed through our network generating more than $14,500,000 in fee revenue for ACFN.

Nationally recognized ACFN was ranked by Entrepreneur Magazine as #1 Franchise in our category "Miscellaneous Financial Services" in 2018 and again in 2019. ACFN was also recognized as a top franchise for vets, listed as top 100 by Franchise Gator for 2021 and ranked on Entrepreneur Magazine prestigious Franchise 500 listing as one of the fastest growing, top low-cost and top growth franchise systems in 2020 as well as one of the top part time franchises for 2021.

ACFN is the low-cost leader in our industry with sustainable competitive advantageous. Our team is experienced and committed and our business model is a stable and reliable reoccurring revenue model with multiple revenue streams. Our business is scalable and two acquisitions have already been completed as proof of concept for rapid growth. There are three additional distinct acquisition opportunities currently available that will substantially grow our business increasing revenue significantly and profits exponentially. Acquisition benefits would include economies of scale, operational efficiencies, synergies, consolidation and reduced competition. These acquisition opportunities are the driving reason for this capital raise so there is a specific, current and high return use for this capital.

Business Plan

ACFN has 220+ franchises in 46 states servicing 2,700+ corporate clients including 1,800 hotels and other travel and entertainment-based businesses where clients and guests value their time at a premium and are willing to pay convenience fees for our service.

Our mission is to achieve rapid growth through acquisitions that will expand our corporate relationships, increase the size of our franchise network and increase transaction volume in our network. We expect more clients and more transactions to increase annual revenue and profits. We believe current market conditions are favorable for ACFN to execute its business plan. ACFN already completed two acquisitions in 2018 and 2020. Both acquisitions were funded privately with debt and completed resulted in 26.5% increase in transaction volume.

We believe a "perfect storm" exists in the economy right now, providing a competitive advantage for ACFN's low-cost franchise model. Furthermore, we believe competitors may seek an exit, which we anticipate will create, in addition to the three current acquisition opportunities noted above, additional acquisition opportunities for ACFN.

ACFN is the only franchise model in our industry as compared to ACFN's competitors which operate a traditional corporate structure with contractual obligations being fulfilled by third party service companies. Significant wage inflation in 2022 combined with extremely high record setting fuel prices are driving increases in service cost and reducing profit margins while revenue is still recovering from the impact of COVID. Our business model seeks to take advantage of this opportunity by collaborating with franchise owners to fulfil contractual obligations. With limited expenses on a relative basis, and close proximity to business clients limiting the impact of fuel costs, ACFN is much better positioned to weather this storm and benefit.

The Company's Products and/or Services

Product / Service	Description	Current Market
ACFN Franchise	ACFN sells franchises to entrepreneurial individuals that want to own their own business and build an independent income stream without the usual negatives associated with a full-time retail business. Operating an ACFN franchise is part time and home based with flexible hours and capital requirements. ACFN is a great fit for individuals that are interested in franchising but don't want the risks associated with quitting their current job, high upfront investment requirements or taking on overhead with long term leases, equipment purchases and payroll.	Franchising is a thriving business model in the US. According to a study published by the International Franchise Association ("IFA") 2022 Economic Forecast for Franchising "Franchising Continues Strong Recovery". ACFN completed 12 franchise sales in the period 1/1/22 – 7/31/22 representing an annualized pace of 20.57 franchise sales and demonstrating healthy demand for our franchise. Sales for the 2 years prior to COVID were 26 in 2018 and 29 in 2019 for an average of 27.5. Note however that sales in both 2018 and 2019 were enhanced due to an acquisition and sales in January and February of 2022 were slow due to the Omicron variant outbreak.
ACFN Corporate Services	ACFN is the largest provider of turn-key outsourced ATM services to hotels in the US with more than 1,800 hotels in our portfolio. We also provide services to 900+ other locations including malls, hospitals, universities & entertainment venues.	Current market conditions favor the cost savings and operational efficiencies of ACFN's franchise model. We expect elevated costs due to wage inflation and high fuel prices will create acquisition opportunities that could result in rapid growth increasing revenue substantially and profits exponentially.

Competition

1. Our #1 competitor is a company called eGlobal. They provide services to an estimated 2,500 locations including 1,000 hotels.
2. BaumTech provides services to an estimated 400 locations including 200 hotels
3. Expedia Cash provides services to an estimated 250 malls
4. ATM of the South – regional company providing services to clients in our market Niche
5. StrongPoint Holdings – provides services to some hotels and entertainment venues .

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

ACFN is the largest provider of turn-key outsourced ATM services to hotels in the US with more than 1,800 hotels in our portfolio. We also provide services to 900+ other locations including malls, hospitals, universities & entertainment venues.

Supply Chain

- ✓ Bank sponsorship is with Meta Bank
- ✓ Gateway to national networks for transaction processing, approvals and settlement services are with Columbus Data Services ("CDS")
- ✓ Equipment purchased are from Triton Systems and GenMega
- ✓ Communication devices and management are supplied by Contour and OptConnect

Note: as you can see we have redundancy for both equipment and communication devices. There are also other options for processing and transaction settlement as well as bank sponsorship should that be needed.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
6505060	ACFN	Service Mark	March 31, 2020	October 5, 2021	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.


USE OF PROCEEDS


The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	6%	$1,500	4.6%	$230,000
Paid Marketing	0%	$0	8%	$400,000
Acquisitions	88%	$22,000	80%	$4,000,000
General Operational Costs	6%	$1,500	7.4%	$370,000
Total	**100%**	**$25,000**	**100%**	**$5,000,000**

*The issuer shall pay a fee of a) six percent (6%) of any amounts raised up to two million dollars ($0.00 - $2,000,000.00) in the offering to the Intermediary, b) four percent (4%) of any amounts raised exceeding two million dollars but not exceeding four million dollars ($2,000,000.01-$4,000,000.00) in the offering to the Intermediary, and c) three percent (3%) of any amounts raised exceeding four million dollars but not exceeding five million dollars ($4,000,000.01-$5,000,000.00) in the offering to the Intermediary.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

Acquisitions: If the Target Offering Amount is raised, (88%) of the funds raised are expected be used to for acquisitions. Eighty percent (80%) of the funds raised in excess of the Target Offering Amount will be intended for acquisitions.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jeffrey D. Kerr	Founder, Chief Executive Officer and Director	ACFN Franchised Inc. - Working with ACFN's VPs to grow, develop and manage the business, finding and implementing new revenue streams, maintaining compliance, managing franchise relations and both sourcing and collaborating to find acquisition opportunities (2002 – Present)	25-year experience in the ATM industry 18 years franchise development
Dana Kerr	Secretary of Corporation Network Compliance Manager, Director	ACFN Franchised Inc. - Manages processing relationships, data management and network compliance. Responsible for all functions related to proper registration of our terminals with processors and national network (2003 - Present)	Some college courses in business & accounting. 10+ years experience in network compliance
Avi Blankroth	Co-Founder and Executive VP	ACFN Franchised Inc. - Various business management focused on managing our franchise development team. Responsibilities include all aspects of franchise development. Mr. Blankroth is co-founder and holds the position of EVP since inception in 2003.	30 years sales & marketing 18 years franchise development
Jim Diltz	VP of Marketing	ACFN Franchised Inc. - Manages our ATM Sales & Marketing team. Responsibilities include all aspects related to business development including advancing & managing corporate relationships, marketing ACFN services to our ACFN clients. Mr. Diltz joined ACFN in 2006 and holds the position of VP of Sales & Marketing since 2010	25 years experience in sales & marketing with 19 years management experience & 15 years industry experience
Gershon Yakir	VP of Operation	ACFN Franchised Inc. - Manages our tech support team. Responsibilities include training and tech support for franchisee, customer support for corporate clients, maximizing up-time and maintaining network compliance. Mr. Yakir holds the position of VP of Operations since 2011.	Electrical Engineer Graduated from the Technion School of Engineering Haifa, Israel 1985

Nida Crisostomo	Controller	ACFN Franchised Inc. - Manages our accounting staff. Responsibilities include payroll, producing financials and managing all payments to our franchise owners and corporate clients. Ms. Crisostomo holds the position of Controller since 2018.	BS in Accountancy May 1995 CPA Philippines – Passed May 1996 MBA March 2000 25 years experience in accounting and auditing.
Roxane LaChance	VP Market Research	ACFN Franchised Inc. - Manages market research and lead development for franchisees. Mrs. LaChance joined ACFN in 2009 and holds the position of VP Market Research since 2016	12 years experience in Market Research

Biographical Information

Jeffrey D. Kerr

Jeffrey D. Kerr founded American Consumer Financial Network ("ACFN") in 1996 just weeks after the rules governing ATM transactions were changed to allow the implementation of a surcharge which was the inception of private ownership of ATMs. ACFN grew rapidly in CA and was named the 7th fastest growing private company in Silicon Valley on November 3rd 2000 and the 4th fastest growing private company in Silicon Valley on October 12th 2001 .

Building on ACFN's success in California we decided to develop the ACFN Franchise Business to gain access to new markets. We obtained all necessary regulatory approvals to allow expansion of our network throughout the US and in May of 2003 with the help of Co-Founder Avi Blankroth started actively marketing our new franchise program. As of this writing ACFN has 220+ franchises in 46 states servicing 2,700+ corporate clients. ACFN is the largest provider of outsourced ATM services to hotel in the US with more than 1,800 hotels in our portfolio.

ACFN's franchise business is nationally recognized and was ranked by Entrepreneur Magazine as #1 Franchise in our category "Miscellaneous Financial Services" in 2018 and again in 2019. ACFN was also recognized as a top franchise for vets, listed as top 100 by Franchise Gator for 2021 and ranked on Entrepreneur Magazine prestigious Franchise 500 listing as one of the fastest growing, top low-cost and top growth franchise systems in 2020 as well as one of the top part time franchises for 2021.

Dana Kerr

Dana was born in Israel and spent part of her childhood in Zambia. Upon graduating high school, she immigrated with her family to the US where she helped manage a health food store that the family owned. She spent the last 37 years holding supportive and managerial roles in several business enterprises with her husband, as well as managing large households and homeschooling their 4 children. Dana is an accomplished pianist, loves to garden, cook, and practice yoga as part of a lifelong study of health, wellness, and self-awareness.

Avi Blankroth

Mr. Blankroth had success in previous businesses starting with **Teva Natural foods** a natural food supermarket he founded and owned from 1982 – 1990. In 1990 Avi founded **Bankcard Systems Division** a national credit card processing and merchant accounts setup facility. In 1995 Bankcard Systems was sold and Avi joined **Delfin International,** a personal development seminar organizer, and quickly became one of the top producers internationally. In 1998 Avi bought the rights for Australia where he quickly grew the network to 934 distributors and ran 2-day multimedia seminars. In 2002 Avi returned to the US and in 2003 co-founded ACFN Franchised Inc. Avi is a passionate pilot who has flown single-engine planes extensively in North California as a hobby. He lives with his wife and 10-year-old twins in the South-Bay area of North California.

Jim Diltz

Jim began his professional sales career in 1997 at Alsco, Inc. In Denver, Colorado as a route sales representative. This is where he first developed his marketing skillset and a foundation of servicing the client. In 1999 Jim was promoted to District Manager and less than one year later his district became the #1 district for growth and profitability. In 2002 Jim transferred to the Alsco, Inc. branch in San Francisco and in less than one year lead that district to #1 performance. In 2004, Jim was promoted to SF Service Manager overseeing the 5 districts throughout the bay area. In 2006, Jim decided to leave Alsco, Inc. and join ACFN. On a personal note, Jim is married with 3 children and enjoys spending time with family, history, and the great outdoors.

Gershon Yakir

Gershon eared his BSc in electrical engineering from the Technion Institute of technology in Haifa Israel (Class of 1985). After his graduation Gershon joined the Israeli Navy as an engineer and worked in the design and implementation of Command, Control, Communication, and Intelligence systems for the Israeli Naval fleet. After his military service Gershon joined ECI Telecom a worldwide leader in the manufacturing of telecommunication equipment. Gershon was responsible for the marketing, sales, and operations of ECI Telecom in Southeast Asia based out of Bangkok, Thailand. Through his work and local partnerships, the company enjoyed large scale deployment of its equipment and projects to local telecom carriers across Southeast Asia. Upon his return to the US in 1998 Gershon joined the RAD group based in Mahwah, NJ. Gershon was responsible for the US marketing, sales, and operations for Radwiz, Inc. one of its startups specializing IP and data communications fields. After the acquisition of Radwiz, Inc. by Terayon Communications Systems Gershon moved to Silicon Valley with his family and focused on sales and marketing of Terayon's telecom equipment to major US carriers. Gershon also developed extensive experience as a private real estate investor and extensive business experience though the ownership of several small businesses. In his free time Gershon loves spending time with family and friends, hiking and mountain biking. Gershon is married with Iris for 34 years and they have 2 beautiful daughters Maayan and Noa. Gershon joined ACFN Franchised Inc. in 2010.

Nida Crisostomo

Nida earned her CPA and MBA in the Philippines prior to migrating to the US. She was an accounting professor and a government auditor for almost 10 years. She also worked as the Director of Finance and Operations at a non-profit organization based in Mountain View, CA for 11 years before joining ACFN. During her free time, she loves to travel and explore different types of food and wine with friends and family. She is the very proud mother of her only daughter, Maria, and believes that the happiest people don't necessarily have the best of everything, they just make the best of everything.

Roxane LaChance

Before ACFN Roxane attended college courses with the intention to pursue a job in child development. Roxane later switched majors to go into business classes and in 2009 joined ACFN. During Roxane's free time she enjoys reading and exploring the outdoors with her kids. She also has a passion for baking and learning new recipes to cook for the family.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000 shares of common stock of which 10,000 are issued and outstanding, with no par value per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 10,000 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	10,000
Par Value Per Share	no par value per share
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has no options, SAFEs, convertible notes, or warrants outstanding.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Economic Injury Disaster Loan
Creditor	SBA
Amount Outstanding	$499,247
Interest Rate and Amortization Schedule	3.75%, $2,437 per month
Description of Collateral	The collateral includes all the tangible and intangible personal properties of the Company.
Maturity Date	April 22, 2050
Date Entered Into	April 22, 2020

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)

Jeffrey D. Kerr	5,000 shares of Common Stock	90%
Dana Kerr	5,000 shares of Common Stock	10%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Cash and Cash Equivalents

As of August 31, 2022 the Company had an aggregate of $1,677,609.47 cash on hand in cash and cash equivalents, leaving the Company with infinite months of runway, including revenue generated from operations. Runway is calculated by dividing cash on hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently has additional outside sources of capital other than the proceeds from the Offering, which include acquisitions to fuel rapid growth of the Company.

Capital Expenditures and Other Obligations

The Company intends to make material capital expenditures in the near future, including but not limited to, acquisitions.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have not made any issuances of securities within the last three years.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: the Company issued a Promissory Note of $122,000 to Mr. Kerr, CEO and officer, in February 2017. The note bears no interest rate and due on demand. On December 21, 2021, Mr. Kerr converted the Promissory Note as equity withdrawal.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.atmfranchise.com and www.acfn-solutions.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

**ADDITIONAL INFORMATION**

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Jeffrey D. Kerr
_____
(Signature)

Jeffrey D. Kerr
_____
(Name)

Founder & Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jeffrey D. Kerr
_____
(Signature)

Jeffrey D. Kerr
_____
(Name)

Director
_____
(Title)

October 5, 2022
_____
(Date)

/s/ Dana Kerr
_____
(Signature)

Dana Kerr
_____
(Name)

Director
_____
(Title)

October 5, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

A PCAOB Registered CPA Firm
Simon & Edward, LLP
Certified Public Accountants & Consultants

ACFN Franchised, Inc.

Financial Statements

As of and for the years ended
December 31, 2021, 2020, and 2019

AN INDEPENDENT MEMBER OF
BDO
ALLIANCE USA

AN INDEPENDENT MEMBER OF

BDO

ALLIANCE USA

Simon & Edward, LLP
A PCAOB Registered CPA Firm
Certified Public Accountants & Consultants

17506 Colima Road Suite #101
Rowland Heights, CA 91748
Tel: +1 (626) 581-0818
Fax: +1 (626) 581-0809

Independent Auditors' Report

To the Board of Directors and Stockholders
ACFN Franchised, Inc.
San Jose, California

Opinion

We have audited the financial statements of ACFN Franchised, Inc. (the Company), which comprise the balance sheets as of December 31, 2021, 2020 and 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 2021, 2020 and 2019, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, 2020, and 2019, and the results of its operations and its cash flows for the three years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

3

Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Simon & Edward, LLP

Rowland Heights, California
March 27, 2022

December 31,		2021		2020		2019
Assets						
Current Assets:						
Cash	$	1,153,502	$	563,996	$	1,192,975
Restricted cash		-		-		2,500,000
Accounts receivable		23,618		52,271		52,066
Inventories		186,099		172,648		150,600
Notes receivable, current		80,114		95,294		150,092
Loan to shareholder		-		122,000		122,000
Other current assets		31,963		59,029		89,535
Total current assets		1,475,296		1,065,238		4,257,268
Non-current Assets:						
Property and equipment, net		41,327		41,633		46,163
Notes receivable, noncurrent		48,955		95,990		106,431
Deferred assets, net		130,997		143,531		129,543
Deposits and other assets		38,283		27,451		30,364
Total non-current assets		259,562		308,605		312,501
Total Assets	$	**1,734,858**	$	**1,373,843**	$	**4,569,769**
Liabilities and stockholders' Equity						
Current Liabilities:						
Accounts payable and accrued expenses	$	57,627	$	32,120	$	134,089
Commission payables		1,415,530		786,283		1,749,666
Advances from customers		10,000		53,090		1,046,743
Contract liabilities - deferred franchise fee, current (restated)		-		-		-
Loan from officers		200,000		-		-
Loans, current		27,332		791,000		1,125,000
Total current liabilities		1,710,489		1,662,493		4,055,498
Long Term Liabilities:						
Contract liabilities - deferred franchise fee, noncurrent (restated)		-		-		-
Payable for assets purchased		507,068		509,631		-
Loans, noncurrent		499,247		581,500		600,000
Total long term liabilities		1,006,315		1,091,131		600,000
Total Liabilities		**2,716,804**		**2,753,624**		**4,655,498**
Commitments and Contingencies (Note 11)						
Stockholders' Equity (Deficit):						
Cumulative-effect resulting from adoption of ASC 606 (restated)		-		-		
Accumulated deficit (restated)		(981,946)		(1,379,781)		(85,729)
Total stockholders' deficit		(981,946)		(1,379,781)		(85,729)
Total Liabilities and Stockholders' Deficit	$	**1,734,858**	$	**1,373,843**	$	**4,569,769**

The accompanying notes are an integral part of these financial statements

Years Ended December 31,		2021		2020		2019
				(Restated)		(Restated)
Revenues						
Processing fee income	$	12,225,585	$	8,340,218	$	15,800,155
Franchise fee and other income		155,542		321,622		806,030
Machine and parts sales, net		321,986		444,273		965,466
Acquisition sales, net		-		-		112,893
Total revenues		12,703,113		9,106,113		17,684,544
Cost of revenues		10,714,394		7,393,088		14,183,141
Gross profit		1,988,719		1,713,025		3,501,403
Operating expenses						
Payroll and employee benefits		1,253,249		1,769,907		2,350,420
Selling, general and administrative expenses		737,893		723,591		1,085,315
Total operating expenses		1,991,142		2,493,498		3,435,735
(Loss) income from operations		(2,423)		(780,473)		65,668
Other income (expense):						
Net of assets purchased and sold		(1,700)		(438,357)		-
Forgiveness of PPP loans		563,297		-		-
ERC credits grant		83,264		-		-
Interest expense		(37,249)		(10,604)		(1,166)
Other income, net		10,556		19,110		24,624
Total other income (expense), net		618,168		(429,851)		23,458
Income (loss) before income tax provision		615,745		(1,210,324)		89,126
Income tax provision		2,400		2,189		2,790
Net income (loss)	$	613,345	$	(1,212,513)	$	86,336

The accompanying notes are an integral part of these financial statements

	Common Stock		Retained Earnings / (Accumulated Deficit)	Total Stockholders' Equity (Deficit)
	Shares	Amount		
Balance - December 31, 2018	1,000 $	- $	133,613 $	133,613
Distribution	-	-	(305,678)	(305,678)
Cumulative-effect adjustment resulting from adoption of ASC 606 (restated)	-	-	-	-
Net income	-	-	86,336	86,336
Balance - December 31, 2019	1,000 $	- $	(85,729) $	(85,729)
Distribution	-	-	(81,539)	(81,539)
Net loss	-	-	(1,212,513)	(1,212,513)
Balance - December 31, 2020	1,000 $	- $	(1,379,781) $	(1,379,781)
Transferred loan to officer to equity distribution			(122,000)	(122,000)
Distribution	-	-	(93,510)	(93,510)
Net income	-	-	613,345	613,345
Balance - December 31, 2021	1,000 $	- $	(981,946) $	(981,946)

The accompanying notes are an integral part of these financial statements

Years Ended December 31,		2021		2020		2019
				(Restated)		(Restated)
Cash flows from operating activities:						
Net income (loss) (restated)	$	613,345	$	(1,212,513)	$	86,336
Adjustments to reconcile net income to net cash provided by (used in) operating activities:						
Depreciation and amortization		43,705		26,319		30,344
Forgiveness of PPP loans		(563,297)		-		-
Net of assets purchased and sold		1,700		438,357		-
Changes in assets and liabilities:						
Accounts receivable		28,653		(205)		(19,611)
Inventories		(13,451)		(22,048)		(5,786)
Location fair value		-		-		1,174,325
Other current assets		27,067		30,507		(113,489)
Notes receivable		62,215		65,239		110,621
Deferred assets		(10,000)		(16,901)		(22,506)
Deposits and other assets		(10,832)		2,913		2,850
Accounts payable and accrued expenses		24,755		(101,968)		74,979
Commission payables		629,247		(963,383)		(53,303)
Advances from customers		(43,090)		(993,653)		(296,095)
Contract liabilities - deferred franchise fee (restated)		-		-		-
Net cash provided by (used in) operating activities		790,017		(2,747,336)		968,665
Cash flows from investing activities:						
Acquisition of equipment		(20,865)		(18,877)		(9,378)
Payable for assets purchased		(4,263)		71,274		-
Net cash (used in) provided by investing activities		(25,128)		52,397		(9,378)
Cash flows from financing activities:						
Proceeds from new borrowings		-		50,000		1,750,000
Proceed from new borrowing from officer		200,000		-		-
Proceeds from SBA loans		271,900		872,500		-
Repayments of borrowings		(553,772)		(1,275,000)		-
Equity distribution		(93,511)		(81,540)		(305,678)
Net cash (used in) provided by financing activities		(175,383)		(434,040)		1,444,322
Net increase (decrease) in cash and restricted cash		589,506		(3,128,979)		2,403,609
Cash and restricted cash – beginning of year		563,996		3,692,975		1,289,366
Cash and restricted cash – end of year	$	**1,153,502**	$	**563,996**	$	**3,692,975**
Supplemental disclosure of cash flows information						
Cash paid during the years:						
Interest	$	37,249	$	151,571	$	1,166
Income taxes	$	800	$	2,790	$	800
Non-cash investing and financing activities						
Transferring loan to officer to equity distribution	$	122,000	$	-	$	-

The accompanying notes are an integral part of these financial statements

1. NATURE OF OPERATIONS

ACFN Franchised, Inc. (the "Company") was incorporated on October 4, 2002 in the state of California. The Company franchises automated teller machines ("ATM") businesses and provide ATM financial transaction processing and related services. The Company also sells ATM parts and equipment and provides technical support along with business strategies to its franchisees. Starting from 2012, the Company has engaged in acquisition of ATM Portfolios which are in turn sold individually to their franchisees.

The coronavirus pandemic ("COVID-19") has resulted in global economic disruptions. The Company has experienced adverse impacts on our business due to the nation-wide outbreak and restrictions on business travel during the year of 2021and 2020. The extent of the COVID-19 impact to the Company will depend on numerous factors and developments related to COVID-19.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Reclassification

Certain prior period amounts were reclassified to conform to the manner of presentation in the current period. The reclassifications had no effect on the net income or shareholders' equity.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable and allowance for bad debts

Accounts receivables are carried at original invoice amount less the allowance for doubtful accounts based on a review of all outstanding amounts at year end. Management determines the allowance for doubtful accounts based on a combination of write-off history, aging analysis, and any specific known troubled accounts. Trade receivables are written off when deemed uncollectible. The allowance for doubtful accounts was nil as of December 31, 2021, 2020 and 2019.

Inventories

Inventories, consisting of ATM and cellphone charge machines, are stated at the lower of cost (average cost method) or net realizable value. The Company reviews its inventory periodically for possible obsolete goods to determine if any reserves are necessary. The estimate for obsolete inventory is based on historical sales experience together with a review of the current status of existing inventory. As of December 31, 2021, 2020 and 2019, inventory valuation allowance was nil.

Property and Equipment

Property and equipment are recorded at cost. Major improvements are capitalized, while maintenance and repairs are charged to expense as incurred. Gains and losses from disposition of property and equipment are included in income and expense when realized.

Depreciation is provided using the straight-line method over the following estimated useful lives:

Furniture and fixtures	7-10	years
Equipment	10	years
Computers	3-5	years

Impairment of Long-lived Assets

The Company reviews the carrying values of the long-lived assets when circumstances warrant as to whether the carrying value has become impaired. The Company considers assets to be impaired if the carrying value of an asset exceeds the present value of future undiscounted cash flows from its related operations. As of December 31, 2021, 2020 and 2019, the Company was not aware of any events or changes in circumstances that would indicate that the long-lived assets are impaired.

Deferred Assets

The Company deferred the direct referral cost and commission related to franchise sales and recognized as costs and amortized with the same term of franchise agreement. Indirect costs, which are regular and recurring costs bearing no relationship to sales, are expensed when incurred. The Company amortizes such direct cost on a straight-line basis over 10 years.

Commission Payables

Commission payables represent money collected on behalf of the franchisees and/or locations under the franchise agreement or location agreement from ATM surcharge fees charged to the ATM users. As of December 31, 2021, 2020 and 2019, the Company had 1,415,530, $786,283 and $1,749,666 commission payables net of $4,130, $50,812 and $28,435 uncashed checks for location commission payables, respectively. According to the Company's policy, ACFN continues to honor and reissue those checks whenever requested.

Revenue Recognition

The Company relies upon ASC 606, *Revenue from Contracts with Customers*, to recognize revenue and contract liabilities – deferred franchise fee. The primary revenue sources consisted of the following:
- Initial franchise fees
- Transaction processing fees
- Sales of ATM machine and parts
- Training classes income
- Other incomes

Revenues from ATM machine and parts and transaction processing fees are recognized when the Company has substantially performed or satisfied all material services or conditions relating to the franchise agreement. Substantial performance has occurred when: 1) no remaining obligations are unfulfilled under the franchise agreement; 2) there is no intent to refund any cash received or to forgive any unpaid amounts due from franchisees; 3) all of the initial services in the franchise agreement have been performed; and 4) all other material conditions or obligations have been met. All performance obligations detailed in the franchise agreement relating to ATM machine sales and processing fees are considered met at the time of ATM machine shipment and cash withdrawal transaction is completed, respectively.

Upon the execution of a franchise agreement, a $25,000 payment from the franchisee up-front is required, which generally covers preopening service provided, including but not limit to the initial franchise fees, location fees, operation know-how, right to use marks and license and customer service fees over the franchising term.

In accordance with ASC 606, the Company recognizes the contract as a contract liability – deferred franchise fees when the Company receives the up-front franchise fee for the portion the Company will fulfill their performance obligations over the entire franchising term.

The Company derive its revenue mainly from transaction processing fees after the ATM machine is installed and ready to serve. Processing fees, which include intercharge, transaction surcharge, ATM administration, ATM communications, and other ATM transaction-related fees, are recognized in the period the transaction conducted.

The Company adopted ASC 606 Revenue from Contracts with Customers on January 1, 2019. Upon adoption of the new revenue guidance, timing of revenue recognition for franchise fee changed while other revenue sources remain unchanged, like processing fees, sales of ATM machines and parts, training class fees and etc. Since the majority of the Company's franchising agreements have a 10-year contract term. The revenue related to the service components included in the $25,000 up-front franchise fee was initially recognized over the period of the franchising contract after adoption of the new revenue recognition accounting policy. The cumulative effect of adopting ASC 606 on January 1, 2019 is $1,789,527 of the opening balance of retained earnings being adjusted to contract liabilities.

On January 28, 2021, FASB issued ASU 2021-02, subtopic ASC 952-606, a practical expedient which allows a private-company franchisor that has entered into a franchise agreement to treat certain pre-opening services provided to franchisee as distinct from the franchise license. Amendments upon adoption of ASU 2021-02 must be applied retrospectively as of the date of initial application of ASC 606, with a cumulative-effect adjustment to opening retained earnings. The Company elected to adopt ASU 2021-02 on January 1, 2021 and retrospectively applied the practical expedient as of the date of initial application of ASC 606: January 1, 2019. See Note 4 for the amendments.

Advertising Expense

Advertising costs are expensed as incurred. Advertising expense amounted to approximately $23,063, $91,032 and $300,356 for the years ended December 31, 2021, 2020 and 2019, respectively.

Shipping and Handling Costs

The Company records outbound shipping and handling fees in selling, general and administrative expenses which amounted to $4,782, $9,669 and $12,484 for the years ended December 31, 2021, 2020 and 2019, respectively.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, Financial Accounting Standards Board ("FASB") ASC Topic 820-10-35 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

Level 1—Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2—Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

For cash, other current assets, accounts payable and accrued expenses, and due to officers, the carrying amounts of these items approximated fair values.

Income Taxes

The Company has elected to be treated as an S Corporation for federal and state income tax purposes. Pursuant to this election, the taxable income and loss of the Company is included in the income tax returns of the stockholders. Consequently, no federal income tax provision is recorded in the accompanying financial statements. It is not subject to income tax examinations by US federal, state and local tax authorities for years before 2017. As of December 31, 2021, 2020 and 2019, a franchise tax equal to $800, $800 and $800 were imposed upon the Company by the State of California, respectively. The income tax obligations for the Company at Texas are $1,600, $1,389 and $1,990 as of December 31, 2021, 2020 and 2019, respectively.

New Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842). The guidance in ASU No. 2016-02 supersedes the lease recognition requirements in ASC Topic 840, Leases (Statement of Financial Accounting Standards No. 13). ASU 2016-02 requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases, along with additional qualitative and quantitative disclosures. The effective date of ASC 842 for all entities other than public companies is the fiscal years beginning after December

15, 2019, with early adoption permitted. The Company is currently in the process of evaluating the impact of the adoption of this accounting standard to its financial statements.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments—Credit Losses". The standard, including subsequently issued amendments (ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10 and ASU 2019-11), requires a financial asset measured at amortized cost basis, such as accounts receivable and certain other financial assets, to be presented at the net amount expected to be collected based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. In November 2019, the FASB issued ASU No. 2019-10 to postpone the effective date of ASU No. 2016-13 for All other entities (other than public entities) to fiscal years beginning after Dec. 15, 2022.The Company is evaluating the impact of this guidance on its consolidated financial statements.

There were other updates recently issued. The management does not believe that other than disclosed above, the recently issued, but not yet adopted, accounting pronouncements will have a material impact on its financial position results of operations or cash flows.

3. CONCENTRATION OF RISK

Major Customers

The Company has a diversified customer base, each of which accounts for less than 10% of total sales and accounts receivable. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for un-collectible accounts and, consequently, believes that its accounts receivable related credit risk exposure beyond such allowance is limited.

Cash

The Company's cash consists of cash in banks and petty cash. The Company maintains its cash balances at one U.S bank and one Canada bank, both of which are non-interest-bearing transaction account and are insured by Federal Deposit Insurance Corporation (FDIC) and Canada Deposit Insurance Corporation, respectively. The standard insurance amount is $250,000 per depositors under the FDIC's general deposit insurance rules. The Canada bank account was insured by the Canada Deposit Insurance Corporation up to $100,000.

Restricted Cash

$2,500,000 cash deposit was held at an Escrow account in Wells Fargo Bank pursuant to the requirement of the Assets Purchase Agreement entered with a third party – A Company, an unrelated party, on September 19, 2019. Escrow account in the bank is not insured by FDIC. The amount was carried on the balance sheet as restricted cash as of December 31, 2019. During the year ended December 31, 2020, the 2019 Assets Purchase transaction was consummated, and the restricted cash was either used as purchase consideration or returned back to the Company, and the escrow bank account was closed on July 2020.

At December 31, 2021, 2020 and 2019, total uninsured cash balances of the Company were $896,577, $255,982 and $3,580,586, respectively.

Major Vendors

A significant portion of the Company's ATMs and related accessories are purchased from one vendor. The total purchase from the vendor during the years ended December 31, 2021, 2020 and 2019, and the accounts payable due to the vendor as of December 31, 2021, 2020 and 2019 are as follows:

	2021	*2020*	*2019*
Total purchase from vendor A	145,720	273,738	503,202
Percentage of total purchase	58%	86%	91%
Accounts payable due to vendor A	8,249	21,294	60,845
Percentage of total accounts payable	100%	100%	100%

4. Restatements

On January 1, 2021, the Company adopted ASU 2021-02, a practical expedient which allows a private-company franchisor that has entered into a franchise agreement to treat certain pre-opening services provided to franchisee as distinct from the franchise license. Amendments upon adoption of ASU 2021-02 must be applied retrospectively as of the date of initial application of ASC 606, with a cumulative-effect adjustment to opening retained earnings.

As result of the adoption, franchise fee income for the years ended December 31, 2020 and 2019 have been restated as follows (adjusted line items):

December 31,	*2020*			*2019*		
	As previously reported	Change	As restated	As previously reported	Change	As restated
Current Liabilities:						
Contract liabilities - deferred franchise fee, current	299,527	(299,527)	-	318,160	(318,160)	-
Total current liabilities	1,962,020	(299,527)	1,662,493	4,373,658	(318,160)	4,055,498
Long Term Liabilities:						
Contract liabilities - deferred franchise fee, noncurrent	1,325,900	(1,325,900)	-	1,602,574	(1,602,574)	-
Total long term liabilities	2,417,031	(1,325,900)	1,091,131	2,202,574	(1,602,574)	600,000
Total liabilities	**4,379,051**		**2,753,624**	**6,576,232**		**4,655,498**
Stockholders' Equity (Deficit):						
Cumulative-effect resulting from adoption of ASC 606	(1,789,527)	1,789,527	-	(1,789,527)	1,789,527	-
(Accumulated defincit) Retained earnings	(1,215,681)	1,461,327	245,646	(216,936)	2,051,941	1,835,005
Total stockholders' (deficit) equity	(3,005,208)	3,250,854	245,646	(2,006,463)	3,841,468	1,835,005
Total liabilities and stockholders' (deficit) equity	**1,373,843**	1,625,427	**2,999,270**	**4,569,769**	1,920,734	**6,490,503**

Years Ended December 31,	*2020*			*2019*		
	As previously reported	Change	As restated	As previously reported	Change	As restated
Franchise fee and other income	616,930	(295,308)	321,622	674,823	131,207	806,030
Total revenues	9,401,421	(295,308)	9,106,113	17,553,337	131,207	17,684,544
(Loss) income from operations	(485,165)	(295,308)	(780,473)	(65,539)	131,207	65,668
(Loss) income before income tax provision	(915,016)	(295,308)	(1,210,324)	(42,081)	131,207	89,126
Net (loss) income	(917,205)	(295,308)	(1,212,513)	(44,871)	131,207	86,336

| | Retained Earnings / (Accumulated Deficit) | | Retained Earnings / (Accumulated Deficit) |
	As previously reported	Change	As restated
Balance - December 31, 2018	$ 133,613		133,613
Distribution	(305,678)		(305,678)
Cumulative-effect adjustment resulting from adoption of ASC 606	(1,789,527)	1,789,527	-
Net loss	(44,871)	131,207	86,336
Balance - December 31, 2019	(2,006,463)	1,920,734	(85,729)
Distribution	(81,540)		(81,540)
Net loss	(917,205)	(295,308)	(1,212,513)
Balance - December 31, 2020	(3,005,208)	1,625,426	(1,379,781)

5. Net of Assets Purchased and Sold

The Company entered into a purchase agreement (the "APA agreement") with A Company on September 19, 2019 to purchase all 435 ATMs owned by A Company at the locations specified in the agreement along with and the associated intangible property rights, placement agreements and vendor contracts for an estimated purchase price of $7,000,000. The total consideration comprises with $866,686 cost of ATM machines, $4,900,000 goodwill, and $1,233,314 future revenue per the purchase agreement. $2,100,000 hold-back amount (out of total consideration) will be paid to A Company over 36 months upon the transaction is consummated. The purchase price will be finalized through valuation report of the ATM locations finalized. The Company determines the purchase is an asset purchase and will record each ATM machine/location at the purchase price which approximates the fair value at the closing date of the transaction upon change of control.

The Company entered into an addendum with A Company on the APA agreement and extended the secondary closing date from May 3, 2020 to November 3, 2020 due to the impact of COVID-19. Further, ACFN agreed to the distribution of $1,694,127, a portion of the value of locations already transferred from A Company to the Company. As of June 8, 2020, the Company has transferred 157 ATM machines from A Company pursuant to the APA agreement.

On June 12, 2020, the APA Agreement was terminated after the first 157 ATM machines and locations ("ATM Locations") have been transferred mutually agreed by both parties. Pursuant to the termination agreement, ACFN will hold the settlement/commission for the CBL locations and the locations transferred before June 8, 2020, and A Company will use the bill of sale form that is appended to the APA and send it to ACFN for execution to transfer further titles of the equipment from A Company to ACFN after compiling all of the serial numbers for the units A Company has transferred (and will transfer). During the remaining 2020, the Company purchased another 20 ATM Locations from A Company for which the Company has pre-negotiated with franchisees and sold immediately after the titles were transferred from A Company.

All the ATM machines were purchased at a fixed price - $2,250 and sold with zero gross profit, and the rest purchase amount for each location represents the fair market value of the location based on the historical fee revenue and the remaining lease term. The Company also negotiate each ATM Locations with the franchises. All 177 ATM locations purchased from A Company was sold within the year of 2020.

ACFN also offered the franchisees who purchased ATM Locations a "Prorated Refund" term in 30 months in case of location is lost after signing the purchase agreement. Pursuant the term 2.6 "Holdback term" under APA Agreement, ACFN will be compensated by A Company in case of location is lost involuntarily within 36 months after sales. The "Holdback" term is still valid after the APA terminated and the Bill of

Sales Form is used. Thus, no reserve deemed necessary for the $2,459,941 ATM Locations purchased and sold under the Assets purchase transactions.

Given the nature of nonrecurring transaction of assets acquisition and immediately sold, which is outside of normal business of ACFN, further, the right of return under purchase agreements with the franchisees is fully backed up with the "Holdback" term under APA Agreement, the Company determined it's appropriate to report net amount of the assets purchased and sold under non-operation expense for the year ended December 31, 2021 and 2020.

As of December 31, 2021, 2020 and 2019, ACFN recorded payable for assets purchased in the amounts of $507,068, $509,631 and $nil, respectively. The following table summarized the transaction with A Company during the year ended December 31, 2020:

For the years ended December 31,		**2021**		**2020**
ATM Locations sold				
Sales ATM Locations	$	29,551	$	2,094,842
Sales ATM machines		-		365,099
		29,551		2,459,941
ATMs purchased				
Purchase Price		(29,921)		(2,625,759)
Purchase of Spare Parts		-		(6,355)
		(29,921)		(2,632,114)
Expenses				
- Broker fee		(1,330)		(106,802)
- Escrow fees		-		(5,500)
- Interest expense		-		(140,967)
- Legal and Professional fees		-		(12,915)
		(1,330)		(266,184)
Loss on acquisition of Expedia ATMs	$	(1,700)	$	(438,357)

6. NOTES RECEIVABLE

The Company offers a program that provides financing for qualifying franchisees through promissory notes that are secured by Security Agreements signed between the Company and franchisees. For each qualifying franchisee, the Company provides financing of ATM purchases over a term ranging from 12 to 36 months in equal monthly installments. All promissory notes bear interest rates of 8.90% to 9.90% per annum on a case-by-case basis.

Notes receivable consisted of the following:

December 31,		2021	2020	2019
Note receivables	$	129,069 $	191,284 $	256,523
Less: current		(80,114)	(95,294)	(150,092)
Total receivables, noncurrent	$	48,955 $	95,990 $	106,431

The Company recognized interest income generated from the promissory notes issued of $12,103, $17,294 and $24,290 for the years ended December 31, 2021, 2020 and 2019, respectively.

7. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

December 31,		2021	2020	2019
Furniture and fixtures	$	53,054 $	152,077 $	150,713
Computer and equipment		62,323	176,595	159,082
Leasehold improvement		13,420	-	-
Total property and equipment		128,797	328,672	309,796
Less: accumulated depreciation		(87,470)	(287,039)	(263,632)
Total property and equipment, net	$	41,327 $	41,633 $	46,164

For the years ended December 31, 2021, 2020 and 2019, depreciation expense was $21,171, $23,407 and $28,057 respectively. During the year ended December 31, 2021, the Company wrote off $220,740 equipment and furniture and fixtures which had been fully depreciated.

8. DEFERRED ASSETS, NET

The Company deferred the direct costs, such as broker and referral fees, of acquiring new franchisees and amortized the cost over the lifetime of the franchising contract. Deferred assets consisted of the following:

December 31,		2021	2020	2019
Deferred assets	$	236,500 $	211,500 $	152,500
Less: accumulated amortization		(105503)	(60,807)	(42,613)
Total deferred assets, net	$	130,997 $	150,693 $	109,887

As of December 31, 2019, $22,650 will be due within future 12 months. For the years ended December 31, 2021, 2020 and 2019, amortization expense was 22,534, $22,161 and $13,968 respectively. The amortization of deferred assets as of December 31, 2021 in the future five years is as following:

For the years ended December 31,

2022	$	23,650
2023		22,975
2024		19,775
2025		17,941
2026 and thereafter		42,708
Total	$	127,049

9. RELATED PARTY TRANSACTION

The Company issued a Promissory Note of $122,000 to Mr. Kerr, CEO and officer, on February 2017. The note bears no interest rate and due on demand. On December 21, 2021, Mr. Kerr converted the Promissory Note as equity withdrawal.

10. LOANS

On November 10, 2019, the Company entered into a business loan agreement with an individual person for the 2019 Assets Purchase, pursuant to which he agreed to lend $1,275,000 loan to the Company with a fixed simple interest rate of 10% per annum. $675,000 principal is due within 365 days of receipt of funds and the remaining balance will be due within 550 days. The loan is secured by the income and assets of the Company. The Company paid off the loan in its entirety on July and September 2020. As of December 31, 2020 and 2019, the loan balance were nil and $1,275,000, respectively, and $122,093 interest expense grouped under net of assets purchased and sold associated with the loan during the year ended December 31, 2020.

On July 21, 2017, the Company entered a master revolving note with the bank in the amount of $500,000 revolving note, due on demand. The interest rate of the revolving note is prime reference rate plus 1.00% per annum, 4.25% and 5.75% for 2020 and 2019, respectively. Both notes are secured by the collaterals of the Company's (1) business account with the bank, (2) all software described in pledge and security agreement, (3) general intangibles acquired or used in connection with any of the collaterals, (4) goods and instruments, (5) additions and attachment, and (6) books and records with respect of any of the foregoing. As of December 31, 2021, 2020 and 2019, the loan balances under the revolving note were $nil, $500,000 and $450,000, respectively. $11,688 and $18,874 interest expense paid in connection to the revolving line during the years ended December 31, 2021 and 2020, respectively.

On March 2021 and May 2020, the Company received Promissory Notes (the "Note") of $271,900 and $372,500 from Paycheck Protection Program (the "PPP Loan") through Comerica Bank (the "Lender") under the CARES Act excused by government due to the COVID-19 crisis. The interest rate on this Note is a fixed rate of 1.00% per annum. The loan will be due in one payment of all outstanding principal plus all accrued unpaid interest in two years after the date of this Note. According to the program terms, the PPP loans will be fully forgiven if the funds are used for payroll costs, interest on mortgages, rent, and utilities. Loan payments will also be deferred for six months. No collateral or personal guarantees are required..

The Company received two PPP Loan forgiveness on March and May 2021 and $563,297 PPP loan principal and interest expense have been waived based on the program terms and recognized as other income for the year ended December 31,2021.

On April 22, 2020, the Company received $500,000 SBA Economic Injury Disaster Loan ("EIDL") under the CARES Act. The EIDL program is designed to provide economic relief to businesses that are currently experiencing a temporary loss of revenue due to COVID-19. Interest accrues at the rate of 3.75% per annum and accrued only on funds advance from the date(s) of each advance. Installment payments, including principal and interest, of $2,437.00 monthly, begin at Twelve (12) months from the date of the promissory Note. The balance of principal and interest will be payable Thirty (30) years from the date of the promissory note. The collateral includes all the tangible and intangible personal properties. The Company classified the SBA EIDL loan as noncurrent liabilities as of December 31, 2021 and 2020 in the amounts of $499,247 and $500,000, respectively.

The loans compromised as follows:

December 31,		2021		2020		2019
Loans	$	526,579	$	1,372,500	$	1,725,000
Less: current		(27,332)		(791,000)		(1,125,000)
Total receivables, noncurrent	$	499,247	$	581,500	$	600,000

For the years ended December 31, 2021, 2020 and 2019, total interest expenses related to the above loans were $37,249, $10,604 and $1,166, respectively.

11. COMMITMENTS AND CONTINGENCIES

On July 1, 2015, the Company entered into a noncancellable operating lease agreement for 39 months term ended September 30, 2018. On October 2019, the Company signed the 3rd amendment to the building lease agreement to extend the lease term to June 30, 2021. During the year ended December 31, 2020, the landlord waived April 2020 rent payment and reduced the original rent payments for the period from May 2020 to May 2021 in order to help tenant survive through pandemic.

On June 3, 2021, ACFN entered into a noncancellable operating lease agreement with thirty-month term that started on July 1, 2021. Pursuant to the lease agreement, four-month abatement was grant to ACFN.

Rent expense for the years ended December 31, 2021, 2020 and 2019 amounted $155,879, $186,678 and $256,826, respectively.

As of December 31, 2021, the Company has the future minimum payment under the operating lease as follows:

For the years ended December 31,		
2022	$	123,795
2023		127,509
Total	$	251,304

12. SUBSEQUENT EVENTS

The Company evaluated all events or transactions that occurred after December 31, 2021 up through the date the financial statements were available to be issued, except as disclosed below, no other events require adjustments of or disclosure in, the financial statements.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

ACFN FRANCHISED INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Subscription Amount**") on or about [Date of Crowd SAFE], ACFN Franchised Inc., a California corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $28,000,000 for each investor who invests during the first tranche of the Offering, which includes the initial subscriptions amounting up to and including a sum of $1,000,000.00 USD ("**Early Investors**") and $35,000,000 for each investor who invests during the second tranche of the Offering, which includes all subscriptions from $1,000,000.01 USD to $5,000,000.00 USD ("**Standard Investors**").

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price (as defined below).

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Company) in the then-most recent Equity Financing equal to the Subscription Amount divided by the higher of the First Equity Financing Price and the lowest price per share of the Equity Securities sold in the then-most recent Subsequent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with first priority to holders of Preferred Stock, and then with equal priority and pro rata among (i) the Cash-Out Investors in proportion to their Subscription Amounts, (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock, and (iii) all holders of Common Stock. In connection with this Section 1(b), the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution

Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, no par value, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $5,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the

Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be San Jose, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

ACFN FRANCHISED INC.

By:
Name: Jeffrey D. Kerr
Title: Chief Executive Officer
Address: 4 North 2nd Street Suite 1240 San Jose, CA 95113
Email: jeff@acfn-solutions.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by **ACFN FRANCHISED INC.** (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion (**"Custodial Conversion"**). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of ACFN Franchised Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information (**"PII"**) in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:

Name:

Date:

NOMINEE:

Republic Investment Services LLC

By:

Name: Youngro Lee, President

Date:

COMPANY:

ACFN FRANCHISED INC.

By:

Name: Jeffrey D. Kerr, Chief Executive Officer

Date: